NYSE
AN ICE EXCHANGE

March 12, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of HSBC HOLDINGS PLC, under the Exchange Act of 1934:

- 4.899% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029
- 5.130% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031
- 5.450% Fixed Rate/Floating Rate Senior Unsecured Notes due 2036
- Floating Rate Senior Unsecured Notes due 2029
- Floating Rate Senior Unsecured Notes due 2031

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com